FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               July          , 2001
                    ----------------------------

            BELMONT RESOURCES INC.
------------------------------------------------------------
(Translation of registrant's name into English)

Suite 600 - 625 Howe Street, Vancouver, B.C.  V6C 2T6
------------------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X               Form 40-F
           ----------------                    ----------------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        X               No
    ----------------            ---------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Belmont Resources Inc.
                                      ---------------------------------
                                          (Registrant)

Date         August 2, 2001           By /s/ Gary Musil
         ------------------             -------------------------------
                                        (Signature)
                                        Gary Musil, Secretary/Director

BELMONT RESOURCES INC.
================================================================================
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com

June 25, 2001


Canadian Venture Exchange
4th Floor - 609 Granville Street
Vancouver, BC
V7Y 1H1

Attention:  Corporate Finance Services
--------------------------------------

Dear Sirs:

Re:  Stock Options
------------------

We request that the Canadian Venture Exchange approve the renegotiated price granting of 1,630,000 stock options to a price of $0.14 as announced in a news release issued by the Company on June 25, 2001.

In support of this application, we enclose the following documents:

1.     One Form 4K - Summary Form - Incentive Stock Options;
2.     One Form 4L - Declaration of Incentive Stock Options; and
3. A cheque for $642.00 payable to the Canadian Venture Exchange for filing fees.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,


/s/ Gary Musil

Gary Musil
Secretary/Director

Enclosures

c.c.     Martin & Associates, Solicitors
         Securities & Exchange Commission, Wash. D.C. USA

                                    FORM 4K
                     SUMMARY FORM - INCENTIVE STOCK OPTIONS


Re:  Belmont Resources Inc. (the "Issuer")

SEDAR Project #:  _________________


1.     NEW OPTIONS PROPOSED FOR ACCEPTANCE

Date of Grant:         N/A
               -------------------

===================================================================================================================
  Name of               Position             Insider?     No. of      Exercise      Expiry          No. of Options
  Optionee        (Director/Senior            Yes or    Optioned      Price         Date            Granted in the
                  Officer/Employee/             No       Shares                                     Past 12 Months
                       Consultant
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
None                    -                     -             -           -             -                   -
===================================================================================================================

Total Number of optioned shares proposed for acceptance:      N/A
                                                          -----------


2.     AMENDED OPTIONS PROPOSED FOR ACCEPTANCE

===================================================================================================================
  Name of Optionee        No. of Optioned            Amended            Original Date of            New/Current
                              Shares               Exercise Price            Grant                      Date
===================================================================================================================
Peter P. H. John              500,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos               200,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Gary Musil                     50,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Kenneth B. Liebscher           50,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Peter E. Serck                 50,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Jake Bottay                    50,000                  $0.14             August 17, 2000        August 17, 2002
-------------------------------------------------------------------------------------------------------------------
Jake Bottay                    75,000                  $0.14             February 18, 2000      February 18, 2002
-------------------------------------------------------------------------------------------------------------------
Nimrod Investments Ltd.       200,000                  $0.14             January 13, 2000       January 13, 2002
-------------------------------------------------------------------------------------------------------------------
Duster Capital Corp.           30,000                  $0.14             January 13, 2000       January 13, 2002
-------------------------------------------------------------------------------------------------------------------
Vojtech Agyagos                75,000                  $0.14             September 17, 1999     September 17, 2001
-------------------------------------------------------------------------------------------------------------------
Gary Musil                    150,000                  $0.14             September 17, 1999     September 17, 2001
-------------------------------------------------------------------------------------------------------------------
Peter Serck                   100,000                  $0.14             September 17, 1999     September 17, 2001
-------------------------------------------------------------------------------------------------------------------
Kenneth Liebscher             100,000                  $0.14             September 17, 1999     September 17, 2001
===================================================================================================================

3.     OTHER PRESENTLY OUTSTANDING OPTIONS:
       (excluding those included in item 2 above)

=============================================================================================
  Name of Optionee       No. of Optioned          Exercise    Original Date       Expiry Date
                         Shares Remaining          Price        or Grant
---------------------------------------------------------------------------------------------
None                    -                     -             -                    -
=============================================================================================

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above: 1,630,000
                ----------

4.     ADDITIONAL INFORMATION

       (a) If shareholder approval was required for the grant of options, state the date that the shareholder meeting approving the grant was or will be held. July 24, 2000
                    -------------

       (b) If applicable, state the date of the news release announcing the grant of options: June 25, 2001
                              -------------

       (c) State the total issued and outstanding share capital at the date of
           grant:   20,703,012
                    ----------

       (d) State, as a percentage of the issued shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 7.9%
                                                 ----

       (e) Tier 2 Issuer: If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for
           issuance under the plan    Not applicable
                                    ------------------

       (f) If the Issuer has completed a public distribution of its securities within 90 days of the date of the grant, state the per share price
           paid by the public investors:     Not applicable
                                         ----------------------

       (g) If the grant of options is not in complete accordance with Policy
           4.4 - Director, Officer and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the Issuer and the investing public.
           Not applicable
           --------------

                                     FORM 4L

                     DECLARATION OF INCENTIVE STOCK OPTIONS


Issuer:  Belmont Resources Inc. (the "Issuer")
         ----------------------

SEDAR Project #:________________

This Declaration accompanies an application to the Exchange for acceptance for filing of Incentive Stock Options summarized in the Summary Form - Incentive Stock Options attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in Policy 2.6 - Inactive Issuers and Reactivation.

3.     The Filing is either in all respects in accordance with Exchange Policy
       4.4 - Director, Officer and Employee Stock Options, in effect as of the date of this Declaration, or any deviations are indicated on the attached Summary Form

4. As of the date of grant there were no material changes in the affairs of the Issuer which were not been publicly disclosed.

5. The Issuer is not currently in default of its financial statement and fee filing requirements in the jurisdictions in which it is a reporting issuer.

6.     The information on the attached Summary Form - Incentive Options is true.


Dated this 25th day of June, 2001.
           ----        ----


                                          Gary Musil
                                          ---------------------------------
                                          Name of Director and/or Senior Officer



                                          /s/ Gary Musil
                                          ---------------------------------
                                          Signature

                                          Secretary/Director
                                          ---------------------------------
                                          Official Capacity

BELMONT RESOURCES INC.
================================================================================
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com



July 16, 2001




B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:

                                 Re:     Amended Form 20
                                 -----------------------


Enclosed is our Amended Form 20 regarding the repricing of Incentive Stock Options announced on June 25, 2001.

If you require any additional information, please contact us at the above address.

Yours truly,



/s/ Gary Musil

Gary Musil,
Secretary/Director


Enclosures
cc:     Martin & Associates, Solicitors
        Securities & Exchange Commission, Wash. D.C., USA

This is the form required under section 139 of the Securities Rules and, if applicable, by an order issued under section 76 of the Securities Act.



                                 AMENDED FORM 20

                                 SECURITIES ACT

                          Report of Exempt Distribution


Report of a distribution under Section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18), 19 or (23) to (26) of the Securities Act, R.S.B.C. 1996, c.
418 (the "Act"), or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, R.B.C. Reg 194/97 (the "Rules"), or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

          Belmont Resources Inc.
          600 - 625 Howe Street
          Vancouver, BC
          V6C 2T6

          Telephone:  (604) 683-6648


2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

          The Issuer is an exchange issuer.


3.     Describe the type of  security and the aggregate number distributed:

       Incentive stock options to purchase a total of 1,630,000 common shares in the capital of the Issuer. The options are exercisable on various dates (see CDNX Letter attached) at the price of $0.14 per share.


4.     Date of the distribution(s) of the Security:  July 11, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

          Section 74(2)(9) of the Act


6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

       Full name and Residential       Number of Securities      Purchase Price
       Address of Purchasers                Optioned

       Peter P.H. John                      500,000                  Nil
       Paseo de Zorilla
       47006 Valladolid, Spain

       Vojtech Agyagos                      275,000                  Nil
       1365 Dempsey Road
       North Vancouver, BC, V7K 1S7

       Gary Musil                           200,000                  Nil
       3577 Marshall Street
       Vancouver, BC, V5N 4S2

       Kenneth B. Liebscher                 150,000                  Nil
       3577B Marshall Street
       Vancouver, BC, V5N 4S2

       Peter E. Serck                       150,000                  Nil
       35 Thorncliffe Park
       Toronto, ON, M4H 1J3

       Jake Bottay                          125,000                  Nil
       #603 - 2180 Argyle Avenue
       West Vancouver, BC, V7V 1A4

       Nimrod Investments Ltd.              200,000                  Nil
       #2 - 301 Afton Lane
       Port Moody, B.C.  V3H 3V8

       Duster Capital Corp.                  30,000                  Nil
       201 - 1935 Haro Street
       Vancouver, BC, V6G 1H8

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

              No proceeds have been derived in British Columbia by the Issuer from the distribution.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

              No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

              Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

       (a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

              Not applicable

       (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

              Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 16th day of July, 2001.


                                    BELMONT RESOURCES INC.
                                    ----------------------------------
                                    (Name of Issuer)


                                per: /s/ Gary Musil
                                    ----------------------------------
                                    Signature

                                    Secretary/Director
                                    ----------------------------------
                                    Official Capacity - Please Print

                                    Gary Musil
                                    ----------------------------------
                                    (Please print here name of individual whose signature appears above, if different from issuer or agent printed above.)



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A
MISREPRESENTATION.

BELMONT RESOURCES INC.
================================================================================
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com


July 17, 2001                                                              SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.


Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:


Re:     Belmont Resources Inc. (the "Company")
----------------------------------------------


Attached herewith please find a Form 27 regarding a material change of July 17, 2001.



Yours truly,


/s/ GARY MUSIL

Gary Musil,
Secretary/Director


GM/rm

Enclosure


c.c.     - Alberta Securities Commission (SEDAR)
         - Securities & Exchange Commission, Washington, D.C., U.S.A.

                                    FORM 27
                                 SECURITIES ACT
              MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT


ITEM 1.     REPORTING ISSUER

            Belmont Resources Inc. (the "Company")
            600 - 625 Howe Street,
            Vancouver, BC V6C 2T6

ITEM 2.     DATE OF MATERIAL CHANGE

            July 17, 2001

ITEM 3.     PRESS RELEASE

            Issued July 17, 2001 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            Belmont holds AGM - Approval of Rozmin s.r.o. Slovakia

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            Belmont holds AGM - Approval of Rozmin s.r.o. Slovakia

            The Annual General Meeting of Belmont was held in Vancouver, B.C. on July 16, 2001. Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter E. Serck, Peter John and Jake Bottay.

            The Special Resolution for the sale by Belmont of its 57% equity interest in Rozmin s.r.o. to EuroGas, Inc. on the terms and conditions described in the information circular was duly passed by the shareholders of the Company.

            All other resolutions proposed to the shareholders were also approved.

ITEM 6.     RELIANCE ON SECTION 67(2) OF THE ACT

            This report is not being filed on a confidential basis.

ITEM 7.     OMITTED INFORMATION

            There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.     DIRECTOR/SENIOR OFFICER

            Contact:     Gary Musil, Secretary
            Telephone:     (604) 683-6648

ITEM 9.     STATEMENT OF SENIOR OFFICER/DIRECTOR

            The foregoing accurately discloses the material change referred to herein.

                                                  /s/ GARY MUSIL
                                                  Gary Musil, Secretary/Director

DATED this 17th day of July, 2001.